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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COHEN + COMPANY SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 ARCH STREET, 17TH FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT DOBIE (215) 701-9678
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

2001 MARKET ST, SUITE 3100 (Address) PHILADELPHIA (City) PA (State) 19103-7080 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
MAR 01 2011
Washington, DC 106

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert D. Dodie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen + Company Securities, LLC, as of December 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
THERESA COGER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires August 27, 2014

Signature

2/23/11
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

Cohen & Company Securities, LLC (a wholly owned subsidiary of IFMI, LLC)

December 31, 2010

Contents

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Managers
Cohen & Company Securities, LLC

We have audited the accompanying statement of financial condition of Cohen & Company Securities, LLC (a wholly owned subsidiary of IFMI, LLC) (the "Company"), as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen & Company Securities, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 25, 2011

COHEN & COMPANY SECURITIES, LLC
(a wholly owned subsidiary of IFMI, LLC)
Statement of Financial Condition
December 31, 2010
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	8,281
Restricted cash		1,416
Other receivables		197
Investments - trading		150
Other assets		1,306
Total assets	$	11,350
Payables to brokers, dealers and clearing agencies		3
Unrealized loss on derivatives, at fair value		526
Accrued compensation and other		2,740
Due to related parties		651
Total liabilities		3,920
Member's equity		7,430
Total liabilities and member's equity	$	11,350

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of IFMI, LLC)

Statement of Operations

For the Year Ended December 31, 2010

(Dollars in thousands)

Revenues		
Net trading	$	21,037
New issue and advisory		1,314
Principal transactions and other loss		(2,408)
Total revenues		19,943
Operating expenses		
Compensation and benefits		15,024
Allocated costs from parent company		4,520
Business development, occupancy, equipment		1,315
Professional services, subscriptions, and other operating		5,663
Total operating expenses		26,522
Net loss	$	(6,579)

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC
(a wholly owned subsidiary of IFMI, LLC)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2010
(Dollars in thousands)

	Member's equity
Balance at December 31, 2009	$ 11,009
Contribution from parent company	3,000
Net loss	(6,579)
Balance at December 31, 2010	$ 7,430

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2010

(Dollars in thousands)

Cash flows from operating activities		
Net loss	$	(6,579)
Adjustment to reconcile net loss to net cash used in operating activities		
Realized loss on other investments, at fair value		5,120
Change in unrealized gain on other investments		(5,040)
Change in unrealized loss on derivatives		526
Changes in operating assets and liabilities:		
Increase in restricted cash		(1,161)
Increase in receivables		62
Change in receivables from/payables to related parties, net		(2,633)
Decrease in investments - trading, net		13,039
Changes in receivables from/payables to brokers, dealers, and clearing agencies, net		(5,856)
Increase in other assets		(1,266)
Decrease in accounts payable and other liabilities		(765)
Net cash used in operating activities		(4,553)
Cash flows provided by investing activities		
Sales of investments-other, at fair value		140
Net cash provided by investing activities		140
Cash flows provided by financing activities		
Capital contribution from Parent Company		3,000
Net cash provided by financing activities		3,000
Net decrease in cash and cash equivalents		(1,413)
Cash and cash equivalents at the beginning of the year		9,694
Cash and cash equivalents at the end of the year	$	8,281

See accompanying notes to the financial statements

1. COMPANY AND FORMATION

Cohen & Company Securities, LLC (the "Company") is a securities broker-dealer, which provides several classes of service, including securities brokerage and investment banking services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation and is licensed to conduct its brokerage activities in all 50 states and the District of Columbia.

The Company is a wholly owned subsidiary of IFMI, LLC (the "Parent Company") and the Parent Company is a majority owned subsidiary of Institutional Financial Markets, Inc. The Company engages in credit related fixed income securities sales and trading as well as new issue placements in corporate and securitized products and advisory services. The Company's fixed income sales and trading group provides trade execution to corporate and institutional investors. The Company specializes in the following products: high grade corporate bonds, asset backed securities, residential mortgage backed securities, and hybrid capital of financial institutions including trust preferred securities.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued on February 25, 2011. No material subsequent events have occurred since December 31, 2010 and through February 25, 2011 that required recognition or disclosure in these financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short term, highly liquid investments that have maturities of three months or less. Most cash and cash equivalents are in the form of short term investments and are not held in federally insured bank accounts.

C. *Restricted Cash*

(Dollars in thousands)

Restricted cash consists of funds on deposit related to outstanding foreign currency forward contracts and EuroDollar futures as well as funds on deposit with RBC Correspondent Services, a division of RBC Capital Markets Corporation, the Company's clearing broker, to support the Company's securities trading activities.

D. Payables to *Brokers, Dealers, and Clearing Agencies*

Payables to brokers, dealers, and clearing agencies consist of net payables for funds to cover securities purchased and trades made with various counterparties that had not yet settled at December 31, 2010. These payables are short term in nature. Net payables for unsettled trades do not incur interest.

E. *Adoption of New Accounting Standards*

Accounting for Transfers of Financial Assets

In December 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-16, *Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets* ("ASU 2009-16"), which formally codifies the new guidance on the accounting for transfers of financial assets issued in June 2009. The new guidance seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Specifically, the new guidance eliminates the concept of a qualifying special purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. The new guidance is effective for fiscal years and interim periods beginning after November 15, 2009. The Company's adoption of the new guidance on accounting for transfers of financial assets as of January 1, 2010 did not have an effect on the Company's financial statements.

Variable Interest Entities

In December 2009, the FASB issued ASU No. 2009-17, *Consolidations (Topic 810) – Improvements in Financial Reporting by Enterprises Involved with Variable Interest Entities* ("ASU 2009-17"), which formally codifies the revised guidance on the accounting for variable interest entities ("VIE" or "VIEs") issued in June 2009. The revised guidance deals with determining whether an entity is a VIE and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a VIE. Under the revised guidance, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The revised guidance also requires an enterprise to assess whether it has an implicit responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity's economic performance. The revised guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities. The revised guidance is effective for fiscal years and interim periods beginning after November 15, 2009. However, in February 2010, the FASB issued ASU No. 2010-10, *Consolidation (Topic 810): Amendment for Certain Investment Funds* ("ASU 2010-10") which delayed the effective date of the revised guidance for an interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial

(Dollars in thousands)

reporting purposes that are consistent with those followed by investment companies. The deferral does not apply in situations in which a reporting entity has the explicit or implicit obligation to fund losses of an entity that could potentially be significant to the entity. The deferral also does not apply to interests in securitization entities, asset-backed financing entities, or entities formerly considered qualifying special purpose entities. The amendments also clarify that for entities that do not qualify for the deferral, related parties should be considered when evaluating the specified criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the requirements for evaluating whether a decision maker's or service provider's fee is a variable interest are modified to clarify the FASB's intention that a quantitative calculation should not be the sole basis for this evaluation. The amendments included in ASU 2010-10 do not defer the disclosure requirements included in ASU 2009-17. The Company's adoption of the revised guidance, as modified by the deferral, on variable interest entities as of January 1, 2010 did not have an effect on the Company's financial statements for VIEs that it was involved with as of January 1, 2010 based on the Company's analysis as of that date. However, this is an ongoing assessment and it may impact the Company's consolidated financial statements in the future.

Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). ASU 2010-06 amends FASB ASC 820 to require a reporting entity: (1) to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, to present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures: (1) for purposes of reporting fair value measurements for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and (2) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. Since the provisions in ASU No. 2010-06 require only additional disclosures concerning fair value measurements, the Company's adoption of the provisions that were effective for interim periods beginning after December 15, 2009 during the first quarter of 2010 did not affect the Company's financial position, results of operations, or cash flows. The Company has included the required disclosures in this annual report.

Derivatives and Hedging: Scope Exception Related to Credit Derivatives

In March 2010, the FASB issued ASU No. 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Credit Derivatives* ("ASU 2010-11"). ASU 2010-11 clarifies the type of credit derivative that is exempt from embedded derivative bifurcation requirements. According to this guidance, the only form of embedded credit derivative that qualifies for the exemption is one that is related to the subordination of one financial instrument to another. Entities that have contracts containing an embedded credit derivative feature in a form other than

(Dollars in thousands)

such subordination may need to separately account for the embedded credit derivative feature. ASU 2010-11 is effective for fiscal quarters beginning after June 15, 2010, with early adoption permitted. The Company's adoption of the new accounting guidance on July 1, 2010 did not have any impact on the Company's financial position, results of operations, or cash flows.

F. Financial Instruments

The Company accounts for its investment securities at fair value under various accounting literature including FASB ASC 320, *Investments – Debt and Equity Securities* ("FASB ASC 320") pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments* ("FASB ASC 825").

FASB ASC 820 includes fair value measurement provisions which establish a single authoritative definition of fair value, set out a framework for measuring fair value, establish a fair value hierarchy based on the quality of inputs used to measure fair value and require additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). See notes 6, 7, and 8 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations. For available for sale securities, only realized gains and losses are recognized in the statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income.

In the period presented, all securities were either classified as trading or available for sale. No securities were classified as held to maturity. Furthermore, the Company elected the fair value option, in accordance with FASB ASC 825, for all securities that were classified as available for sale. Therefore, for the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations. The Company did not acquire any investments during 2010 for which it made the fair value option election.

All securities that are classified as trading are included in investments-trading. However, when the Company acquires an investment that is classified as available for sale, but for which the Company elected the fair value option under FASB ASC 825, a distinction is made that impacts the Company's accounting treatment. If the investment is expected to be managed by employees of the Parent Company's capital markets segment, the investment is classified as investments-trading. Otherwise, the investment is classified as other investments, at fair value. In general, investments-trading represent securities acquired in the secondary market while other investments, at fair value represent investments obtained in primary issuances or investments in public equity securities.

The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations or, when such quotations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Investments - trading

Unrealized and realized gains and losses as well as income are recorded in net trading in the statement of operations.

Other Investments, at fair value

All gains and losses (unrealized and realized) from securities classified as other investments, at fair value in the statement of financial condition as well as income or loss are recorded in principal transactions and other income or loss in the statement of operations.

G. Derivative Financial Instruments

FASB ASC 815, *Derivatives and Hedging* ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a hedge and certain documentation and effectiveness requirements are met, reporting entities are allowed to record all or a portion of the change in fair value of a designated hedge as an adjustment to other comprehensive income ("OCI") rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

Derivative financial instruments are recorded at fair value in the statement of operations and unrealized gains are included within unrealized gain on derivatives, at fair value or the unrealized loss within unrealized loss on derivatives, at fair value in the statement of financial condition.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Depending on the Company's investment strategy, realized and unrealized gains and losses are recognized in principal transactions and other income or in net trading in the Company's statements of operations on a trade date basis.

H. Revenue Recognition

Net trading: Net trading includes: (i) all gains, losses, and income (interest and dividend) from securities classified as investments – trading in the statement of financial condition; and (ii) commissions and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions are recognized on a trade date basis. The investments classified as trading are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, or, when such quotations are unavailable, valuation models prepared by the Company's management. The models include estimates and the valuations derived from them could differ materially from amounts realizable in an open

market exchange. Net trading is reduced by interest expense which is directly incurred to purchase income generating assets related to trading activities; primarily interest incurred on margin loans. Such interest expense is recorded on an accrual basis.

New issue and advisory: New issue and advisory revenue includes: (i) revenues for arranging the issuance of newly created debt, equity, and hybrid financial instruments, (ii) fees charged for advisory services and (iii) origination fees for corporate debt issues originated by the Company.

Principal transactions and other loss: Principal transactions include all gains, losses and income (interest and dividend) from securities classified as other investments, at fair value in the statement of financial condition.

Transactions of these securities are recognized on a trade date basis.

The investments classified as other investments, at fair value are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, or, when such quotations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Other loss includes foreign currency gains and losses and interest earned on cash and cash equivalents which is recognized on the accrual basis.

H. Corporate Overhead Allocation

The Parent Company allocates certain indirect expenses to the Company. See note 15-A.

I. Other Comprehensive Income or Loss

The Company reports all changes in comprehensive income or loss in the statement of changes in member's equity. Comprehensive income includes net loss.

J. Due to/from Related Parties

The Company has an expense sharing arrangement with the Parent Company and periodically receives advances from or advances money to the Parent Company. In addition, the Company periodically receives advances from or advances money to other related parties. Advances to and from related parties are made on an interest free basis. The Company nets amounts due to or from each related party. Net advances to a related party are shown as a component of due from related parties and net advances from a related party are shown as a component of due to related parties in the statement of financial condition.

K. *Fair Value of Financial Instruments*

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and,

(Dollars in thousands)

therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Refer to note 8 for a discussion of the fair value hierarchy.

Cash and cash equivalents: Both restricted and unrestricted cash are carried at historical cost which is assumed to approximate fair value.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent broker market quotations, values provided by third party pricing services, or valuation models when quotations are not available.

Derivatives: These amounts are carried at fair value. The fair value is based on quoted market prices on an exchange that is deemed to be active.

4. RESTRICTED CASH

As of December 31, 2010, the Company held restricted cash of $1,266 on deposit related to outstanding foreign currency forward contracts and EuroDollar futures contracts, and $150 of restricted cash on deposit with the clearing broker, RBC Correspondent Services, a division of RBC Capital Markets Corporation.

5. OTHER RECEIVABLES

Other receivables at December 31, 2010 consist of:

OTHER RECEIVABLES		
Commissions receivable	$	140
Accrued interest receivable		17
Other		40
	$	197

Commissions receivable primarily represents outstanding fees for trades completed by the Parent Company's sales and trading employees and are of a routine and short term nature. Accrued interest receivable represents interest accrued on the Company's investment securities. Other receivables represent other miscellaneous receivables that are of a short-term nature.

6. FINANCIAL INSTRUMENTS

Investments-Trading

The following table provides a detail of the investments classified as investments-trading as of December 31, 2010:

(Dollars in thousands)

INVESTMENTS - TRADING			
Security Type	Cost	Carrying Value	Unrealized Gain/(Loss)
Collateralized debt obligations	$ 500	$ 150	$ (350)
Total	$ 500	$ 150	$ (350)

7. DERIVATIVE FINANCIAL INSTRUMENTS

Foreign Currency Forward Contracts

Foreign currency forward contracts are exchange-traded derivatives which transact on an exchange that is deemed to be active. The Company carries the foreign currency forward contracts at fair value and includes the unrealized gain as a component of unrealized gain on derivatives, at fair value or the unrealized loss as a component of unrealized loss on derivatives, at fair value in the statement of financial condition. The Company includes any gain or loss as part of principal transactions and other loss in the statement of operations. As of December 31, 2010, the Company had 190 outstanding foreign currency forward contracts with a notional amount of 12.5 million Japanese Yen per contract.

EuroDollar Futures

EuroDollar futures are exchange-traded derivatives which transact on an exchange that is deemed to be active. The Company carries the EuroDollar futures contracts at fair value and includes the unrealized gain as a component of unrealized gain on derivatives, at fair value or the unrealized loss as a component of unrealized loss on derivatives, at fair value in the statement of financial condition. The Company includes any gain or loss as part of net trading revenue in the statement of operations. As of December 31, 2010, the Company had 87 outstanding EuroDollar futures contracts with a notional amount of $1 million per contract and a duration of three months.

The following table presents the Company's derivative financial instruments and the amount and location of the unrealized loss recognized in the statement of financial condition as of December 31, 2010:

DERIVATIVE FINANCIAL INSTRUMENTS-STATEMENT OF FINANCIAL CONDITION INFORMATION		
Derivative Financial Instruments Not Designated as Hedging Instruments under FASB ASC 815:	**Statement of Financial Condition Classification**	**Fair Value at December 31, 2010**
Foreign currency forward contracts	Liability - unrealized loss on derivatives, at fair value	$ 492
EuroDollar futures	Liability - unrealized loss on derivatives, at fair value	34
		$ 526

(Dollars in thousands)

The following table presents the Company's derivative financial instruments and the amount and location of net realized and unrealized gain (loss) recognized in the statement of operations for the year ended December 31, 2010:

DERIVATIVE FINANCIAL INSTRUMENTS-STATEMENT OF OPERATIONS INFORMATION		
Derivative Financial Instruments Not Designated as Hedging Instruments under FASB ASC 815:	**Statement of Operations Classification**	**Year Ended December 31, 2010**
Foreign currency forward contracts	Revenue - principal transactions and other income	$ (2,320)
EuroDollar futures	Revenue - net trading	(212)
		$ (2,532)

8. FAIR VALUE DISCLOSURES

Fair Value Option

The Company elected to account for certain of its other financial instruments at fair value under the fair value option provisions of FASB ASC 825. The primary reasons for electing the fair value option for, in general, any security that would otherwise qualify for available for sale treatment is to reduce the burden of the monitoring of differences between the cost and the fair value of the Company's investments, including the assessment as to whether the declines are temporary in nature and to further remove an element of management judgment.

The Company did not acquire any investments during 2010 for which it made the fair value election.

The changes in fair value (realized and unrealized gains and losses) of other investments, at fair value are recorded in principal transactions and other loss in the statement of operations.

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or

4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by third party pricing services.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g. changes in market interest rates) and unobservable (e.g. changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities. There were not transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2010. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which reclassifications occur.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

(Dollars in thousands)

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS	December 31, 2010 Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments-trading:				
Collateralized debt obligations	$ 150	$ -	$ -	$ 150
Total investments-trading	$ 150	$ -	$ -	$ 150
Liabilities:				
Unrealized loss on derivatives, at fair value	$ 526	$ 526	$ -	$ -
	$ 526	$ 526	$ -	$ -

The following provides a brief description of the types of financial instruments held by the Company, the methodology for estimating fair value, and the level within the hierarchy of the estimate.

Collateralized debt obligations: Where the Company is able to obtain independent market quotations from at least two broker dealers and where a price within the range of at least two broker dealers is used, collateralized debt obligations will generally be classified as Level 2 of the valuation hierarchy. These valuations are based on a market approach. The independent market quotations from broker dealers are generally nonbinding. The Company seeks quotations from broker dealers that historically have actively traded, monitored, issued and been knowledgeable about collateralized debt obligations. The Company generally believes that to the extent (i) it receives two quotations in a similar range from broker dealers knowledgeable about collateralized debt obligations, and (2) the Company believes the broker dealers gather and utilize observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources, then classification as Level 2 of the valuation hierarchy is appropriate. In the absence of two broker dealer quotations, a single broker dealer market quotation may be used without corroboration of the quote in which case the Company generally classifies the fair value within Level 3 of the valuation hierarchy. If quotations are unavailable, valuation models prepared by the Company's management are used, which are based on an income approach. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy.

Derivatives:

Foreign Currency Forward Contracts

(Dollars in thousands)

The foreign currency forward contracts are exchange-traded derivatives which transact on an exchange that is deemed to be active. The fair value of foreign currency forward contracts is based on current quoted market prices. These are considered a Level 1 value in the hierarchy. See note 7.

EuroDollar Futures

The EuroDollar futures are exchange-traded derivatives which transact on an exchange that is deemed to be active. The fair value of the EuroDollar futures contracts is based on current quoted market prices. These are considered a Level 1 value in the hierarchy. See note 7.

The following table presents additional information about assets measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value for the year ended December 31, 2010:

LEVEL 3 INPUTS
Year Ended December 31, 2010

		Net realized/unrealized gains (losses) included in Income					
	January 1, 2010	Net trading	Principal transactions and other income	Transfers in and/or (out), net of Level 3	Purchases and (Sales), net	December 31, 2010	Unrealized gains /(losses) still held (1)
Assets:							
Investments-trading							
Collateralized debt obligations	$ 6,486	$ (2,089)	$ -	$ -	$ (4,247)	$ 150	$ -
Total investments-trading	$ 6,486	$ (2,089)	$ -	$ -	$ (4,247)	$ 150	$ -
Other investments, at fair value:							
Collateralized debt obligations	$ 180	$ -	$ (78)	$ -	$ (102)	$ -	$ -
Total other investments, at fair value	$ 180	$ -	$ (78)	$ -	$ (102)	$ -	$ -

(1) Represents the amount of total gains or losses for the period, included in earnings, relating to assets classified as Level 3 that are still held at December 31, 2010.

The circumstances that would result in transferring certain financial instruments from Level 2 to Level 3 in the fair value hierarchy would typically include what the Company believes to be a decrease in the availability, utility, and reliability of observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources.

During 2009, the liquidity and transparency surrounding structured credit products, such as collateralized debt obligations, continued to diminish. The absence of the new issue activity in the primary market led to a continually decreasing level of transparency, as seasoned secondary issuances could not be analyzed on a comparative basis relative to new issuances. In addition, diminished trading activity in the secondary market also led the Company to believe that broker dealer quotations may not be based on observable and reliable

(Dollars in thousands)

market information. The Company has maintained this assessment during 2010 and has not transferred any assets out of Level 3.

Investments-trading: During the year ended December 31, 2010, there were no transfers in to or out of Level 3.

Other investments, at fair value: During the year ended December 31, 2010, there were no transfers in to or out of Level 3.

9. OTHER ASSETS AND ACCRUED COMPENSATION AND OTHER

Other assets at December 31, 2010 included:

OTHER ASSETS		
Prepaid expenses	$	1,259
Broker dealer license		40
Other		7
	$	1,306

Accrued compensation and other consist of salary and bonus expense allocated by the Parent Company to the Company for services provided by Parent Company employees who are allocated to the Company and related to payroll taxes payables which are the taxes associated with accrued compensation as well as general expenses accrued. Accrued compensation and other at December 31, 2010 included:

ACCRUED COMPENSATION AND OTHER		
Accrued expenses	$	1,019
Accrued compensation		1,596
Accrued payroll taxes		125
	$	2,740

10. RETIREMENT PLAN AND SHARE BASED COMPENSATION EXPENSE

The Parent Company maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. Under the plan, the Company matches 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company were $196 for the year ended December 31, 2010.

Compensation and benefits expense includes share based compensation expense of $1,396 related to the vesting of shares of the Parent Company issued to Parent Company employees who are allocated to the Company. The Company records this compensation expense and reimburses the Parent Company. Effective the

(Dollars in thousands)

fourth quarter of 2010, the Company ceased recording share based compensation expense; instead, the Parent Company retains this expense at the parent company level.

11. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

12. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $226 as of December 31, 2010. As of December 31, 2010 the Company's adjusted net capital was $3,942 which exceeds the minimum requirements by $3,716.

13. RESERVE REQUIREMENTS

As of December 31, 2010, the Company was not subject to the reserve requirements under rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

14. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation whereby RBC Correspondent Services acts as clearing broker for the Company. Under this agreement, the Company is required to maintain a minimum $150 deposit throughout the life of the agreement.

The Company is a party to litigation commenced in 2009 in the United States District Court for the Northern District of Illinois (the "Illinois Court") under the caption *Frederick J. Grede, not individually, but as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc. v. Delores E. Rodriguez, Barry C. Mohr, Jr., Jacques de Saint Phalle, Keefe, Bruyette & Woods, Inc., and Cohen & Company Securities, LLC.* The plaintiff in this case is the Liquidation Trustee for the Estate of Sentinel Management Group, Inc., ("Sentinel"), which filed a bankruptcy petition in August 2007. The Liquidation Trustee alleges that the Company sold Sentinel securities, mainly collateralized debt obligations, that the Liquidation Trustee contends were unsuitable for Sentinel and that the Company violated Section 10(b) of the Exchange Act and Rule 10b-5. The Liquidation Trustee also seeks relief under the Illinois Blue Sky Law, the Illinois Consumer Fraud Act, the United States Bankruptcy Code, and under common law theories of negligence and unjust enrichment. The relief sought by the Liquidation Trustee under these various legal theories includes damages, rescission, disgorgement, and recovery of allegedly voidable transactions under the Bankruptcy Code, as well as costs and attorneys' fees. The Company is vigorously defending the claims. By order dated July 8, 2009, the Illinois Court dismissed the Liquidation Trustee's Illinois Consumer Fraud Act claim. Discovery is ongoing with respect to the remaining claims. No contingent liability was recorded in the Company's financial statements related to this litigation.

(Dollars in thousands)

The Company is also party to litigation commenced on May 21, 2009 in the Illinois Court under the caption *Frederick J. Grede, not individually, but as Liquidation Trustee of the Sentinel Liquidation Trust, Assignee of certain claims v. Keefe, Bruyette & Woods, Inc., Cohen & Company Securities, LLC., Delores E. Rodriguez, Barry C. Mohr, Jr., and Jacques de Saint Phalle*. The plaintiff in this case is the Liquidation Trustee of the Sentinel Liquidation Trust, which emerged from the bankruptcy of Sentinel, filed in August 2007. The Liquidation Trustee, purportedly as the assignee of claims of Sentinel's customers, alleges that, by recommending that Sentinel purchase securities, mainly collateralized debt obligations, that the trustee deems to have been unsuitable for Sentinel's customer accounts, the Company aided and abetted breaches of fiduciary duties purportedly owed by Sentinel and its head trader to Sentinel's customers, in violation of Illinois common law. The complaint also alleges claims under common law theories of negligence and unjust enrichment. The Company will vigorously defend all claims. The Company filed a motion to dismiss the Liquidation Trustee's complaint on July 21, 2009. On August 19, 2009, without having ruled on the Company's motion to dismiss, the Illinois Court stayed this action pending the Liquidation Trustee's appeal of the dismissal on July 28, 2009, of a substantially similar case brought against The Bank of New York Mellon Corporation ("BNYM"). The dismissal in the BNYM case has been reversed and remanded to the Illinois Court, but no action has been taken by the Illinois Court in the litigation against the Company. No contingent liability was recorded in the Company's financial statements related to this litigation.

In a related development, the Company received a subpoena on May 14, 2009 from the staff of the Securities and Exchange Commission ("SEC") captioned *In the Matter of Sentinel Management Group, Inc.* The Company and its Parent has cooperated with the investigation.

Regulatory Matters

In 2009, the Company was subject to a routine FINRA examination. As a result of that exam, the FINRA staff requested additional information and the testimony of certain employees concerning the mark-ups the Company charged in four transactions during the exam period. The Company and the Parent Company cooperated with FINRA. The Company has reached an agreement in principle with the FINRA staff to settle allegations that it charged impermissible mark-ups to qualified institutional customers in one transaction in 2007, and two transactions in 2008. Without admitting or denying the allegations, the Company consented to a Letter of Acceptance, Waiver and Consent that, among other things, (i) alleged violations of NASD Rules 2110, 2440 and 3010; (ii) censured the Company; (iii) ordered the Company to pay restitution of $899 plus interest; (iv) ordered the Company to pay a $50 fine; and (v) directed the Company to review its supervisory systems and procedures. The agreement was approved by FINRA in November 2010. As a result, the Company recorded additional net expense of $662 during the second half of 2010. The net expense of $662 was comprised of two entries: (i) the Company recorded additional expense of $1,070 as a component of professional services, subscriptions, and other operating expenses, representing the restitution of $899, the fine of $50, and $121 of interest charges; and (ii) the Company recorded a reduction in compensation and benefits expense of $408, representing the intended recapture by the Company of incentive compensation previously paid to Parent Company employees related to the three transactions.

15. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2010. The transactions are listed by related party.

A. The Parent Company

The Parent Company allocates all direct expenses it incurs on behalf of the Company to the Company. These direct expenses include the salaries, wages, and benefits for all employees who are solely dedicated to the operations of the Company.

Prior to October 2010, the Parent Company would allocate expenses that indirectly benefit the Company based on the Company's revenue as a percentage of the Parent Company's consolidated revenue pursuant to an expense sharing arrangement.

Beginning in October 2010, the Parent Company maintains an expense sharing agreement with the Company and an affiliated broker dealer entity in order to allocate expenses that indirectly benefit the Company or the affiliated broker dealer entity. The Company is allocated costs based on the following formula:

Service/Expense	Allocation Methodolgy	Average Percentage of Allocated Fees and Costs to the Company From IFMI, LLC
Rent, Utilities, Telephone, Office Equipment and Technology Support, Subscription Dues and Memberships(1), Professional Fees(2) and Insurance (3)	Based upon the amount of square footage occupied by the Company.	2%
Compensation, Taxes and Benefits (President, Chief Compliance Officer, and Vice President and Chief Financial Officer)	Based upon the anticipated allocable portion of time spent by each named executive officer working for the Company during the next calendar quarter.	9%
Compensation, Taxes and Benefits (two named Managing Directors)	Based upon the anticipated allocable portion of time spent by each named executive officer working for the Company during the next calendar quarter.	20%
Compensation, Taxes and Benefits for Back-Office Support	Based upon the percentage of revenues generated by the Company as compared to total consolidated revenues generated by Cohen Brothers LLC.	9%

(1) The term "Subscriptions, Dues and Memberships" means the subscription costs for Bloomberg, Loan Performance Index, Intex and other suppliers of data and information used by IFMI, LLC and the Company and an affiliated broker-dealer entity.

(2) Professional fees include, but are not limited to, the cost of consultants, outside counsel and accountants, including the auditor of IFMI, LLC, who also audits the Company and an affiliated broker-dealer entity, each of which is a direct obligation of each entity.

(3) Insurance means coverage for property casualty, directors and officers, errors and omissions and professional liability. It does not include the cost of the fidelity bond for the Company or for the affiliated broker-dealer entity, each of which is a direct obligation of each entity.

(Dollars in thousands)

The percentage allocated may vary quarter to quarter depending on whether there is a change in usage of space, usage of time, or generation of revenue on a calendar quarterly basis or if there is a material change during the course of a calendar quarter.

The Company incurred expense of $4,520 for the year ended December 31, 2010 under the former and current expense sharing agreements. This amount is included in allocated costs from parent company in the statement of operations.

As of December 31, 2010, the Company had net amounts due to the Parent Company of $651 which represented the entire amount included as due to related parties in the Company's statement of financial condition.

The Parent Company issued share based compensation to certain Parent Company employees who are allocated to the Company. The Company incurred $1,396 of expense related to this arrangement and reimbursed the Parent Company. See note 10.

B. *Cohen Securities Funding, LLC ("Cohen Funding")*

Cohen Funding is a wholly owned subsidiary of IFMI, LLC that holds certain investments classified as investments – trading. It is the parent company of the securities broker-dealer, Cohen & Company Capital Markets, LLC. It is an affiliate of the Company.

In January 2010, the Company sold trading securities to Cohen Funding for $3,981. The sale price was equal to the fair value on the date of the transfer and no gain or loss was recognized by the Company on the transaction.

C. *RAIT Financial Trust ("RAIT")*

RAIT is a publicly traded REIT. It has been identified as a related party because (1) the chairman of the board of managers and a member of the Parent Company was a director of RAIT until his resignation from that position on February 26, 2010 (and was formerly the chief executive officer from December 2006 to February 2009) and (2) the chairperson of RAIT until her resignation from that position effective December 31, 2010 is the mother of the chairman of the board of managers and a member of the Parent Company.

The Company, from time to time, purchases securities from third parties and sells those securities to RAIT. Or, the Company may purchase securities from RAIT and ultimately sell those securities to third parties. In either case, the Company includes the trading revenue earned (i.e. the gain or loss realized) by the Company for the entire transaction in the amounts disclosed as part of net trading in the statement of operations. The Company recognized $130 of net trading revenue for the year ended December 31, 2010 related to these types of transactions.

C. Other

From time to time, the Company provided certain brokerage services to employees of the Parent Company in the ordinary course of business. The Company recognized an immaterial amount of net trading revenue from these activities during 2010.

16. CONCENTRATION OF CREDIT RISK

As of December 31, 2010, the Company held approximately $6,885 of its cash and cash equivalents with TD Bank, $1,374 with RBC Correspondent Services, a division of RBC Capital Markets Corporation, and $22 with Bank of America. If any of these institutions failed under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company's trading activities are primarily with RBC Correspondent Services, a division of RBC Capital Markets Corporation. All securities transactions of the Company are cleared by this firm pursuant to a customer agreement. At December 31, 2010, substantially all the investments in securities are positions held with this broker.

With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

SUPPLEMENTARY INFORMATION

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Managers
Cohen & Company Securities, LLC

We have audited the accompanying financial statements of Cohen & Company Securities, LLC (a wholly owned subsidiary of IFMI, LLC.) as of and for the year ended December 31, 2010, and have issued our report thereon dated February 25, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 25 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 25, 2011

Cohen & Company Securities, LLC
(a wholly owned subsidiary of IFMI, LLC)
SUPPLEMENTARY INFORMATION
December 31, 2010
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital Calculation		
Net Capital		
Member's Capital		$ 7,430
Deductions		
Non allowable assets		(2,777)
Commodity futures contracts and spot commodities - proprietary capital charges		(558)
Tentative net capital		4,095
Haircuts on investments		(150)
Haircuts on money funds		(3)
Undue concentration		-
Total Deductions		(153)
Net Capital		3,942
Total liabilities per balance sheet	3,920	
Less: unrealized losses on derivatives	(526)	
Aggregate indebtedness	3,394	
Net capital ratio	6.67%	
Minimum net capital required		226
Excess net capital		$ 3,716
Ratio of aggregate indebtedness to net capital		86%

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Board of Managers
Cohen & Company Securities, LLC

In planning and performing our audit of the financial statements of Cohen and Company Securities, LLC (a wholly owned subsidiary of IFMI, LLC) (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, PA

February 25, 2011

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

The Member of
Cohen & Company Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Cohen & Company Securities, LLC (a wholly owned subsidiary of IFMI, LLC) (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 25, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052468 FINRA DEC
COHEN & COMPANY SECURITIES LLC 14*14
ATTN: COMPLIANCE DEPT
2929 ARCH ST 17TH FL
PHILADELPHIA PA 19104-2857

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ROBERT DOBIE 215-701-9678

2. A. General Assessment (item 2e from page 2) $ 49,518

B. Less payment made with SIPC-6 filed (exclude interest) (29,447)
7/29/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,071

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,071

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,071

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cohen & Company Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 20 10.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 19,942,818
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	47,788
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	52,753
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	100,541
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	200,074
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	36,382
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	236,456
2d. SIPC Net Operating Revenues	$ 19,806,903
2e. General Assessment @ .0025	$ 49,518
	(to page 1, line 2.A.)